                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                               PROXIM CORPORATION
                (FORMERLY KNOWN AS WESTERN MULTIPLEX CORPORATION)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
                  ---------------------------------------------
                                 (CUSIP Number)

                               MICHAEL S. SEEDMAN
                             2025 HIDDEN RIDGE LANE
                             HIGHLAND PARK, IL 60035
                                 (847) 831-8823
  -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 MARCH 26, 2002
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 2 OF 7 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        THE MICHAEL AND ROBERTA SEEDMAN REVOCABLE TRUST

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             3,400,922
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,400,922

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,400,922*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        200,000*                                                          [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* The Michael and Roberta Seedman Revocable Trust expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Michael S. Seedman.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 3 OF 7 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        MICHAEL S. SEEDMAN

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             3,400,922
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,400,922

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,400,922

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 4 OF 7 PAGES
---------------------                                        -------------------


        The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments"), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P."), Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy C. Collins, a United States citizen ("Collins"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen ("Zakin"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman," and together with Seedman Trust, the "Seedman Reporting Parties") on February 1, 2002 (the "Initial Schedule 13D") is hereby amended and supplemented with respect to the Seedman Reporting Parties. Except as amended and supplemented hereby and by any other amendments to the Initial Schedule 13D, the Initial Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed them in the Initial Schedule 13D.

ITEM 1 -- SECURITY AND ISSUER

        On March 26, 2002, Proxim, Inc. merged with and became a wholly-owned subsidiary of Western Multiplex Corporation (the "Merger"). Pursuant to the Reorganization Agreement (as defined in the Initial Schedule 13D), upon the occurrence of the merger, each outstanding share of the common stock of Proxim, Inc. was converted into 1.8896 shares of Western Multiplex Class A Common Stock, par value $.01 per share. Immediately following the Merger, Western Multiplex Corporation changed its name to "Proxim Corporation."

        This statement on Schedule 13D relates to the Class A Common Stock, $0.01 par value per share ("Proxim Common Stock"), of Proxim Corporation, a Delaware corporation ("Proxim"). The principal executive offices of Proxim are located at 510 DeGuigne Drive, Sunnyvale, California 94085. Proxim Corporation is formerly known as Western Multiplex Corporation.

ITEM 2 -- IDENTITY AND BACKGROUND

        Effective March 26, 2002, Messrs. Collins, Hendren and Seedman resigned from the Board of Directors of Proxim Corporation.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 20, 2002, WMC Holding made a pro rata distribution of the entirety of its 1,861,700 shares of Proxim Common Stock to its members in the amounts set forth in the following table opposite the respective name of the applicable Reporting Party (the "February Distribution"):

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 5 OF 7 PAGES
---------------------                                        -------------------



                                                    Number of shares of Proxim
        Reporting Party                              Common Stock Distributed
        ---------------                             --------------------------
        Ripplewood Partners                                 1,598,450
        Ripplewood Fund                                        56,606
        Seaview                                                51,661
        Zakin Trust                                            51,661
        Seedman Trust                                         103,322
        Total                                               1,861,700

        WMC Holding was dissolved on February 21, 2002.

ITEM 4 -- PURPOSE OF TRANSACTION

        The information set forth in Item 3 is hereby incorporated herein by reference.

        On March 26, 2002, the Merger was consummated in accordance with the terms and conditions of the Reorganization Agreement.

        Upon consummation of the Merger, Jonathan Zakin was appointed Chairman and Chief Executive Officer of Proxim and David King was appointed President and Chief Operating Officer of Proxim. In addition, upon consummation of the Merger,
(i) Messrs. Collins, Hendren and Seedman resigned and ceased to be members of the Board of Directors and (ii) the Board of Directors of Proxim consisted of Michael Boskin, Merle Gilmore, David King, Jeffrey Saper, Kenneth Westrick, Joseph Wright, Jr. and Jonathan Zakin.

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

        The information set forth in Items 2, 3 and 4 above is hereby incorporated herein by reference.

        (a), (b) The Seedman Reporting Parties believe, and the following disclosure assumes, that there were 118,597,350 shares of Proxim Common Stock outstanding as of March 26, 2002. This belief is based on (i) the Issuer's Registration Statement on Form S-4, dated February 25, 2002, in which the Issuer disclosed that as of February 21, 2002, Western Multiplex Corporation and Proxim, Inc. had 59,291,283 and 31,383,803, respectively, shares of common stock outstanding and (ii) the exercise of options for 3,233 shares of Proxim Common Stock subsequent to February 21, 2002 made known to the Reporting Parties. In the Merger, each share of Proxim, Inc. common stock was converted into 1.8896 shares of Proxim Common Stock.

        Seedman Trust

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 6 OF 7 PAGES
---------------------                                        -------------------

        As of the date of this amended Schedule 13D, Seedman Trust directly holds, and may be deemed to beneficially own, 3,400,922 shares of Proxim Common Stock, which shares represent approximately 2.9% of the outstanding shares of Proxim Common Stock as of March 26, 2002. Seedman Trust has sole power to vote, or direct the vote of, and sole power to dispose, or to direct the disposition of, such shares.

        Seedman

        Seedman is the trustee and a beneficiary of Seedman Trust. Accordingly, Seedman may be deemed to be the beneficial owner of the shares of Proxim Common Stock over which Seedman Trust has voting or dispositive power. As such, Seedman may be deemed to have sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 3,400,922 shares of Proxim Common Stock. Pursuant to the foregoing, as of the date of this amended Schedule 13D, Seedman may be deemed to beneficially own 3,400,922 shares of Proxim Common Stock, which shares represent approximately 2.9% of the outstanding shares of Proxim Common Stock as of March 26, 2002.

        On March 26, 2002, as a result of the issuance of shares of Proxim Common Stock in the Merger, the Seedman Reporting Parties ceased to beneficially own 5% or more of the Proxim Common Stock and thus the filing obligation of the Seedman Reporting Parties under Rule 13-d terminated. As a result, the Seedman Reporting Parties will not file any further amendments to this Schedule 13D.

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2002

                                                 THE MICHAEL AND ROBERTA SEEDMAN
                                                 REVOCABLE TRUST


                                                 By: /s/ Michael S. Seedman
                                                     ---------------------------
                                                     Name:  Michael S. Seedman
                                                     Title: Trustee


                                                 /s/ Michael S. Seedman
                                                 -------------------------------
                                                       Michael S. Seedman